Organigram Extends Innovation Investment with Phylos
Expanded agreement expected to deliver Organigram enhanced operational security, priority access to selected genetics, and a robust seed pipeline through 2030
Key Highlights:
•US$3 million investment accelerates Organigram’s innovation strategy, providing access to next-generation genetics and strengthening its leadership in seed-based cultivation.
•Industry-leading seed pipeline, with 30 new, next-generation genetics delivered twice annually through 2030, supporting innovation for recreational and medical markets.
•Five-year exclusive rights secured for Organigram’s chosen cannabis genetics in international markets, with flexibility to add new territories as global expansion continues.
TORONTO, ON, December 31, 2025 – Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), Canada’s #1 cannabis company by market share1, today announced the expansion of its innovation investment in Phylos Bioscience Inc. (“Phylos”), securing Organigram’s position as a leader in seed-based cannabis genetics. Through an amended loan and product agreement, Organigram gains priority access to Phylos’ autoflower genetics pipeline, including preferential economic terms and long-term rights in its international markets, establishing a foundation for product differentiation and growth in recreational and medical markets.
Operational Security Through a Long-Term Seed Pipeline
According to Borna Zlamalik, SVP Innovation & International R&D at Organigram, “Seed-based cultivation has become a key advantage of Organigram’s cultivation strategy, giving us unprecedented consistency, scalability, and economic benefit. Our follow-on investment in Phylos secures the portfolio breadth of next-generation cultivars required to meet the needs of Organigram's consumers and patients.”
International Exclusivity for Genetics
Under the amended product agreement, Organigram receives five-year exclusivity on its chosen autoflower cultivars across international markets, including Canada, Australia, the UK, Germany, and Israel, with the ability to add new exclusive territories as it expands globally. Annual portfolio reviews will maintain exclusivity only for commercially relevant cultivars, maximising flexibility and strengthening Organigram’s international product differentiation strategy as it enters high-value medical markets.
Convertible Loan Top-Up
Under the terms of the amended loan agreement, Organigram will consolidate its existing investment with a new US$3 million advance, resulting in a combined total loan principal of US$10
1 Multiple Sources (Hifyre, Weedcrawler, provincial boards, internal modelling) as of November 30, 2025.

million. The loan matures on May 25, 2028, and is subject to conversion or other resolution mechanisms under the amended agreement.
Investing in the Future of Seed-Based Cannabis
Ralph Risch, CEO of Phylos, noted: “Organigram saw early that the next phase of cannabis production would be driven by scientifically bred genetics. Their investment allows Phylos to accelerate development of new traits and F1 hybrid seeds, while giving Organigram a meaningful economic advantage as the first to deploy those innovations at commercial scale.”
About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project Limited, Organigram Global participates in the U.S. and Canadian cannabinoid beverage markets.
Organigram is focused on producing high-quality cannabis for adult consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O’ Buds, SHRED, Monjour, Tremblant, Collective Project, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and infused pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations.
About Phylos Bioscience Inc.
Phylos is a cannabis genetics company focused on producing scientifically bred genetics that enable the highest quality cannabis to be grown at scale in a cost-effective way. Phylos supports commercial-scale cultivation with the industry’s first Production-Ready Seed™: premium, phenotypically stable, fully feminized F1 hybrid seeds that deliver exceptional flower quality, potency, vigour, and yield.
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release.
Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include regulatory changes, including in relation to the federal legality of hemp seeds in the U.S., seed potency, consumer demand and preferences and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov).
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release is made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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